Mail Stop 6010
      July 13, 2005

By U.S. Mail and Facsimile to (630) 562-2431

Mr. Jeff Figlewicz
Corporate Controller
M Wave, Inc.
475 Industrial Drive
West Chicago, IL 60185

RE: 	M Wave, Inc
		Form 10-KSB / A for the year ended December 31, 2004 Form 10-QSB for the quarter ended March 31, 2005
      File No.  000-19944

Dear Mr. Figlewicz,

      We have reviewed your response letter dated May 25, 2005 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB /A for the year ended December 31, 2004

1. Refer to prior comment 8. We note that when you filed your amended certifications you did not file your entire original filing with the amended certifications. Refer to Question 17 of the FAQ on the Sarbanes-Oxley Act of 2002. Accordingly, please file amendments to your most recent Form 10-KSB and Form 10-QSB that include the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601 of Regulation S-B.

Form 10-QSB for the quarter ended March 31, 2005

Note 2 - Acquisition of Business, page 6

2. Please provide us with your calculation of significance for your acquisition of Jayco Ventures Inc. Amend your Form 8-K to include any required historical and pro forma financial statements for these acquisitions. Refer to Item 310(c) and Item 310(d) of Regulation S-
B. If you do not believe the acquisition was the acquisition of a business, your response should support how any such conclusions comply with the guidance at Rule 11-01 (d) of Regulation S-X and EITF
98-3. We may have further comments after reviewing your response to our comment.


	As appropriate, please amend your December 31, 2004 Form 10-KSB and March 31, 2005 Form 10-QSB and respond to these comments within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Angela Crane, Branch Chief at (202) 551- 3554.


      								  Sincerely,


								  Jay Webb
								  Reviewing Accountant
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Mr. Jeff Figlewicz
M Wave, Inc
July 13, 2005
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